China Petroleum & Chemical Corporation

22 Chaoyangmen North Street

Chaoyang District, Beijing, 100728

The People’s Republic of China

July 28, 2022

VIA EDGAR

Ms. Jennifer O’Brien, Staff Accountant

Ms. Kimberly Calder, Assistant Chief Accountant

Ms. Sandra Wall, Petroleum Engineer

Mr. John Hodgin, Petroleum Engineer

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2020 (“2020 Form 20-F”)
Form 20-F for Fiscal Year Ended December 31, 2021 (“2021 Form 20-F”)
Response dated April 29, 2022 (“Third Response Letter”)

Dear Ms. O’Brien, Ms. Calder, Ms. Wall and Mr. Hodgin:

We refer to the letter dated July 14, 2022 from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding certain comments on the 2020 Form 20-F and 2021 Form 20-F of China Petroleum & Chemical Corporation (together with its subsidiaries, the “Company” or “we”) filed with the Commission on April 20, 2021 and April 28, 2022, respectively. Set forth below are our responses to the Staff’s comments. For your convenience, we have also restated the Staff’s comments below in bold.

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Form 20-F for Fiscal Year Ended December 31, 2021

Risk Factors

Risks Relating to the PRC, page 3

1. We have considered the revision you made in response to prior comment 4. Please further revise your risk factor presentation to place the subsection titled “Risks Relating to Our Controlling Shareholder” directly after the subsection titled “Risks Relating to the PRC.”

The Company respectfully submits that it will, starting with Form 20-F for the fiscal year ending December 31, 2022 (“2022 Form 20-F”), move the subsection titled “Risks Relating to Our Controlling Shareholder” to the forepart of the Risk Factors section directly after the subsection titled “Risks Relating to the PRC.”

2. We note from your revised disclosure in response to prior comment 5 that you are a joint stock limited company and that your controlling shareholder, Sinopec Group Company, is “controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China.” Please revise to clarify the ways in which your board of directors is directly influenced and controlled by the Chinese government along with the different potential effects this could have on you.

In addition, please expand your risk factor disclosure to explain whether and how you are subject to regulations as it relates specifically to state-owned assets.

The Company respectfully submits that it will, starting with its 2022 Form 20-F, revise the risk factor titled “Changes in government regulations and legislation may limit our activities and affect our business operations and the price of our ADSs, and result in risks that affect our future financing plans and securities offerings, the liquidity of our investors, and the enforcement of court judgment and shareholders’ rights” to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Changes in government regulations and legislation may limit our activities and affect our business operations and the price of our ADSs, and result in risks that affect our future financing plans and securities offerings, the liquidity of our investors, and the enforcement of court judgment and shareholders’ rights.

We are a joint stock limited company incorporated in China, our controlling shareholder is Sinopec Group Company, which is in turn controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China~~.~~ (“SASAC”). SASAC, in its capacity as a shareholder of Sinopec Group Company and pursuant to PRC laws and regulations including the Company Law and the Law on State-owned Assets in Enterprises as well as the articles of association of Sinopec Group Company, exercises the rights accorded to it as a shareholder, including the right to appoint non-employee representative directors of Sinopec Group Company. We are a publicly-traded company and our directors are elected at general meetings through cumulative voting in accordance with our articles of association. Shareholders who individually or jointly hold 3% or more of our total voting shares are entitled to nominate director candidates. Sinopec Group Company, as our controlling shareholder, may nominate directors at our general meetings pursuant to the Company Law of the PRC and our articles of association, but such nominees will only be appointed to our board with the approval of our shareholders. Our board of directors consists of executive directors, non-executive directors and independent non-executive directors. We have also established five special committees under our board of directors, each of which is in turn comprised, solely or partly, as appropriate, of our independent non-executive directors. In the course of our business operation, ~~O~~our management makes decisions with respect to our business strategies and operations in accordance with applicable laws and regulations, listing rules, and industrial policies based on procedures stipulated in our articles of association and other corporate governance documents and polices. All major corporate matters relating to our business operations are ~~(i)~~ submitted for the approval by our directors. ~~of our board of directors, which is~~ In order to safeguard the interest of all our shareholders, our directors ~~required to~~ review and approve ~~certain operational~~ matters relating to our operations and our management with due care, diligence and skill, and convene general meetings of shareholders and present certain matters to the shareholders for their approval, in each case in accordance with our articles of association~~, (ii) approved by resolutions adopted by our board of directors and/or shareholders, as appropriate, and (iii) carried out under the supervision of our board of supervisors~~. Because our business strategies are formulated, and our business operations are conducted, based on and pursuant to applicable laws and regulations and industrial policies, any changes thereto that bear on our business operations will likely have an impact on our business and our results of operations. In addition, as a state-controlled publicly-traded company, we are required to abide by laws and regulations relating to the management of and supervision over state-owned assets.

As a major integrated petroleum and petrochemical company operating in China, our business operations may be directly affected by new laws and regulations covering our industries that are enacted by the PRC government or the exercise of its supervisory power over our industries. The PRC government, while gradually liberalizing its regulations on entry into and operation in the petroleum and petrochemical industry and improving and developing the market-based regime – where the price of regular domestically-produced natural gas and imported pipeline natural gas is regulated, and the price of imported LNG, non-regular domestically-produced natural gas and natural gas traded via natural gas exchange is determined by the market – continues to exercise certain controls over such industry in China. These control mechanisms include granting the licenses to explore for and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined oil products, setting periodically the upper limit of the retail prices for gasoline and diesel, collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission. In addition, the PRC government may continue to make and adopt changes to its existing macroeconomic and industry policies for the petroleum and petrochemical industry, including further reforming and improvement of pricing mechanism of refined oil products and natural gas, which could impact the development of the petroleum and petrochemical industry in China and the production and operations of the market players in such industry. Our board of directors and management, when developing and formulating our business plan and operating strategies, are required to take into consideration of those control mechanisms and industry policies, some of which may impose constraints and limitations on our business planning and strategy-making, and we cannot assure you there will not be material adverse effects on our operations and profitability. The Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version) currently in effect, or the Negative List, while requiring enterprises incorporated in China and operating in industries that are subject to foreign investment prohibition to obtain approval from relevant competent government authorities for their overseas securities offerings and listings, does not prohibit or impose restrictions on foreign investments in the petroleum and petrochemical industries. However, we cannot rule out the possibility that the PRC government may in the future amend and revise PRC laws and regulations in this area to advance new energy security policies. In addition, the Measures for the Security Review of Foreign Investments, which was issued by the PRC government and came into effect on January 18, 2021, provides that a foreign investor must seek the approval of the competent PRC regulatory authorities prior to investing in key energy and resources sectors that have national security implications where such investment will result in such investor obtaining actual control over the invested enterprises. The Measures for the Security Review of Foreign Investments also provides that PRC regulatory authorities should enact implementing rules applicable to the acquisition by foreign investors of publicly-traded securities of listed companies that have or may have national security consequences, and pending the enactment of such implementing rules, there are uncertainties as to whether there are restrictions on open-market purchase of our publicly-traded ADSs by foreign investors under the said measures. Given that Sinopec Group Company, our controlling shareholder, currently holds approximately 68.85% of our outstanding shares, we do not expect any foreign investor will be able to obtain control in us by investing in our publicly-traded H shares or ADSs. Meanwhile, other than approvals and filing processes required under prevailing PRC laws and regulations, our ability to transfer money or other assets out of China or enter into business transactions with non-Chinese parties in the ordinary course of our business have not been substantively affected by the Measures for the Security Review of Foreign Investments. If the PRC government, in keeping with its national security policy, promulgates new laws and regulations in the future to regulate and restrict our ability to enter into cross-border transactions or obtain foreign investments, we may be required to make adjustments to our operating and financing plans, which may in turn affect our business operations and financial position, and have material impacts on the value of our ADSs. If, in the future, foreign investments in petroleum and/or petrochemical industries in China become prohibited or restricted, investors in our ADSs may need to seek exit for their investments in accordance with applicable laws and regulations, which may result in a significant decline in the price of our ADSs and materially and adversely affect the value of the investments made by such foreign investors.

In light of the dynamic nature of the Chinese economy and the continuing evolvement of the PRC legal system, the PRC authorities may promulgate new laws and regulations regulating the petroleum and petrochemical industry, or overall investment and market activities in general. While certain legislative changes are required by law to go through review and comment procedures open to certain market participants or the general public, and to the extent that such changes are made to regulate our business operation, we may have the opportunity to participate in such review and comment procedures during the policy and rule-making process, we cannot assure you that the rules or policies finally adopted will be in our favor. The new regulations and policies or the amendment to the current ones may at times only afford a short period for transition or adjustment, and may influence the implementation of our established business plans and operation strategies may subject us to enhanced compliance scrutiny, result in more compliance costs and expenses, or otherwise adversely affect our business by requiring adjustments to our business plans and operations. For example, the PRC government has recently adopted, and may further adopt, stricter laws and regulations with respect to the environment protection and carbon emission, the compliance of which may lead to higher operating costs and expenses, and a prolonged project development timetable. As a result of those new or amended rules and policies, we may not have control over the timing or outcome of approvals of certain of our planned projects, and may encounter significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability, which could in turn adversely affect our operations by raising our operating costs and lowering our profits or otherwise impeding our efforts to improve our operational efficiency and profitability, and further adversely affect the market expectations of our business operations. Depending on the extent to which our operations are so affected, there may be a material change in our operations and the value of our ADSs.

Specifically, the PRC government has recently taken various legislative initiatives in the area of data security and to address market monopoly concerns. With respect to data security protection, the revised Measures for Cybersecurity Review took effect on February 15, 2022 and provides that (i) critical information infrastructures operators, or CIIOs, must evaluate potential risks that the deployment of any products and services will have on national security prior to the procurement of such products and services, and must apply for a cybersecurity review if such products and services affect or may affect national security, and “online platform operators” must apply for a cybersecurity review if any of their data processing activities affects or may affect national security, and (ii) if an “online platform operator” that is in possession of personal data of more than one million users intends to list its securities on a foreign stock exchange, it must apply for a cybersecurity review. However, the measures have not clarified if any follow-on offering of ADSs by us will be regulated as a “listing shares on a foreign stock exchange” or whether public companies already listed overseas would be subject to regular cybersecurity reviews. With respect to anti-monopoly laws and regulations, the PRC Anti-monopoly Law prohibits monopolistic activities by market participants such as the entering into monopoly agreements, the abuse of dominant market position and anti-competitive activities that have or may have an effect of eliminating or reducing competition. In addition, the National Development and Reform Commission, the State Administration of Market Regulation and the Cyberspace Administration of China, or the CAC, among others, jointly issued the Several Opinions on Promotion of the Standardized, Sound and Sustainable Development of Platform Economy, which embodies legislative and regulatory anti-monopoly initiatives in relation to the “platform economy.” The Opinions on Promotion of the Standardized, Sound and Sustainable Development of Platform Economy focuses on the following aspects of the platform economy: formulation and promulgation of regulations on the prohibition of unfair online anti-competitive activities; future issuance of detailed rules applicable to data processing activities conducted by online platform enterprises; the formulation of regulations on pricing; the investigation on monopoly and unfair competition activities; and the enforcement against monopolistic agreements, abuse of dominant market position and unlawful market concentration. ~~During the reporting period of this annual report, we have not received from the CAC, the Ministry of Public Security or its local counterparts, or any industrial regulatory authorities, any notices imposing administrative penalties against us or demanding any remedial actions be taken in relation to data security matters.~~ We do not believe the abovementioned rules have any material impact on our capacity to operate our business in the ordinary course, obtain foreign investment, or maintain our listing overseas. However, we may be categorized by PRC authorities as a CIIO or an online platform operation in possession of personal data of more than one million users due to our extensive and broad business operations. In addition, given our significant market share in the PRC petroleum and petrochemical industries, we cannot rule out the possibility that the abovementioned rules, or other new rules and policies to be formulated and promulgated in relation to data security, market monopoly or other aspects of our business operation, and the enforcement thereof may impose more stringent compliance requirements on us, compel us to adjust our business plan and the way we operate our business, or otherwise have a material impact on our ability to obtain foreign investments or maintain our listing on stock exchanges in the U.S. or other foreign countries. We have established an information technology department dedicated to the overseeing of our data security and cybersecurity compliance practice and we organize regular trainings for the relevant staff on regulations issued by CAC to date. Our information technology department leads the effort to ensure our practices with respect to data security and cybersecurity conform to CAC regulations. In 2021, we have not received any notices imposing administrative penalties against us or demanding any remedial actions be taken in relation to data security matters from the CAC, the Ministry of Public Security or its local counterparts, or any industrial regulatory authorities, and we therefore believe our current business operation does not violate regulations or policies that have been issued by the CAC to date.

We are required to obtain permits and approvals for the operation of our business pursuant to applicable PRC laws, regulation and industrial policies and we are required to carry out our business operations in compliance with the terms of these permits and approvals. See “Item 4 Information of the Company — B. Business Overview — Regulatory Matters” for a list of material permits and approvals for our business operation. We have obtained all approvals and permits ~~that are material~~ required for our business operations under the PRC laws and regulations (other than those that do not have an impact on our business operations taken as a whole), and we have neither been notified any instance of denial of such permits or approvals nor~~not~~ been subject to any material administrative penalties from the PRC regulatory authorities with respect thereto. However, we may be required to obtain additional permits, licenses and approvals in the future and if we fail to obtain such permits, licenses and approvals in a timely manner, there could be material adverse impacts on our business operations.

In addition, pursuant to the Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares promulgated in 1994, which is currently in effect, as a PRC company with equity securities listed in PRC, Hong Kong and the U.S., we are required to obtain the prior approval of the China Securities Regulatory Commission (the "CSRC") for any public offering of equity securities to foreign investors. In addition, we may be subject to legal liabilities under the PRC Securities Law if our offering or the trading of our securities overseas is deemed to "disrupt the order of PRC domestic market and harm legitimate rights and interests of PRC domestic investors". We have received from the CSRC the approval for our public offerings of equity securities in the past. We are required to continue to comply with the provisions of the PRC Securities Law and we remain subject to the supervision of the PRC regulatory authorities. However, we cannot assure you that we will ~~can~~ timely receive such approval if we wish to make any new equity offerings in the future. Pursuant to the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) issued by the CSRC on December 24, 2021, collectively, the Overseas Listing Rules, the abovementioned Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares will be replaced upon the effectiveness of the Overseas Listing Rules. The Overseas Listing Rules provides that our overseas refinancing activities may be subject to a filing process within three business days after their completion. However, it is uncertain when and in what form will the Overseas Listing Rules be enacted. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. In the absence of alternative sources of financing, this could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial conditions and result of operations, or a significant decline in the value of our ADSs. Furthermore, we cannot assure you that PRC authorities will not promulgate new laws to further regulate the listing of our ADSs, or impose new compliance obligations for us to maintain the listing of our ADSs. Certain of our actions in relation to our overseas listing may also constitute a violation of PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation fines, limitations on our ability to conduct financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.

In addition, foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. While we have not been denied of our applications for foreign exchange for the payment of our dividends, we cannot rule out the possibility that such control and limitation could affect our ability to obtain foreign exchange to pay cash dividends declared on our H shares (including ADSs representing our H shares). Consequently, we cannot assure you that your investment will not be subject to foreign exchange payment risks as a result of these foreign exchange control measures. See “Risks Relating to the PRC — Government control of currency conversion and exchange rate fluctuation may adversely affect our operations and financial results.” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Distribution Policy.”

Furthermore, the primary sources of our shareholder rights are our articles of association, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. In general, the protection of shareholder’s rights and access to information granted by their respective provisions are different from those applicable to companies incorporated in the United States and other Western countries, and are constantly evolving. The legal system in China is a civil law system based on written statutes. Unlike common law systems, such legal system is a system in which decided legal cases or administrative actions may be of reference value but have less precedential value, and a court ruling or administrative finding is made primarily based on written statues currently in effect. The legal system in China also evolves rapidly, and the interpretations of laws, regulations and rules may contain inconsistencies. In addition, the judicial and administrative authorities may, within the scope of their respective discretions, enforce laws and regulations inconsistently, which may result in uncertainties with respect to the interpretation and enforcement of PRC laws and regulations. While China has become a signatory to various treaties providing for the recognition and enforcement of certain foreign judgments in general, whether a specific judgment issued by a foreign court is capable of being recognized or enforced in China is still subject to uncertainties. Therefore, our investors may be faced with risks associated with the enforcement of court judgements and shareholders rights. See “Risks Relating to the PRC — Risks relating to enforcement of shareholder rights; Mandatory arbitration.”

3. Per the disclosure on page 6, we note that you have obtained all approvals and permits that are material for your business operations under PRC laws and regulations. In addition, we note that the revised disclosure provided in response to prior comments 3 and 6 states that you have not received any notices imposing administrative penalties or demanding any remedial actions be taken in relation to data security matters from the Cyberspace Administration of China (CAC). Please further revise your disclosure to affirmatively state i) whether you have received all requisite permissions or approvals necessary to operate your business, ii) whether any permissions or approvals have been denied, and iii) the extent to which you believe you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company respectfully submits that it will, starting with its 2022 Form 20-F, revise the risk factor titled “Changes in government regulations and legislation may limit our activities and affect our business operations and the price of our ADSs, and result in risks that affect our future financing plans and securities offerings, the liquidity of our investors, and the enforcement of court judgment and shareholders’ rights” as set out in its response to the Staff’s comment No. 2 above.

4. We note your response to prior comment 12. Although, as noted in your response, you own equity interests in your PRC subsidiaries and there is no VIE within the group, disclosure describing how cash is transferred through your organization should be provided. As noted in our prior comment, this disclosure should quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, including the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your risk factor disclosure should make clear whether transfers, dividends, or distributions have been made to date. Please ensure that your revised disclosure addresses each element of prior comment 12.

In addition to the above, please expand the disclosure on page 6 of your Form 20-F to better explain how the requirements of the Chinese government with respect to foreign exchange transactions may affect your ability to fund your operations outside of China. Your revised disclosure should be specific with regard to the effect of restrictions that could be imposed on your international businesses related to foreign exchange transactions, especially if you do not hold sufficient amounts of currencies other than the Renminbi. In addition, as you conduct your business primarily in Renminbi, clarify the extent to which your ability to meet your financial obligations denominated in other currencies may be constrained.

The Company respectfully submits that it will, starting with its 2022 Form 20-F, include disclosures describing how cash is transferred through our organization under “Item 5. Operating and Financial Review and Prospects.” As an illustration, for the fiscal year ended December 31, 2021, the relevant disclosures would have read as follows:

Cash and Asset Transfer among the Company and its Subsidiaries

All cash transfers among the Company and its subsidiaries have been eliminated in the Company’s consolidated statement of cash flows. For efficient use of cash among the Company and its subsidiaries, certain cash transfers were made among the Company and its subsidiaries in 2021 in light of actual funding requirements of the Company and its subsidiaries:

In 2021, the Company received loan repayments from its subsidiaries totaling RMB30.1 billion and received a total of RMB2.2 billion from its subsidiaries as a result of divestiture from its subsidiaries. During the same year, the Company obtained loans with an aggregate principal amount of RMB7.0 billion from its subsidiaries and received cash dividend distributions totaling RMB19.2 billion from its subsidiaries. In 2021, the Company provided loans with an aggregate principal amount of RMB41.0 billion to its subsidiaries and made additional capital contributions to its subsidiaries in the aggregate amount of RMB9.9 billion. During the same year, the Company’s repayment of outstanding loans from its subsidiaries totaled RMB18.8 billion. There was no non-cash asset transfer among the Company and its subsidiaries in 2021 that were of significant value.

In addition, the Company will, starting with its 2022 Form 20-F, include disclosures relating to dividends and distributions made by the Company and its subsidiaries under “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Distribution Policy.” As an illustration, for the fiscal year ended December 31, 2021, the relevant disclosures would have read as follows:

In 2021, the Company declared and paid, out of its available funds, final cash dividends for the year of 2020 in the amount of RMB0.13 (including tax) per share as well as interim cash dividends for the year of 2021 in the amount of RMB0.16 (including tax) per share. For the financial year ended December 31, 2021, the Company declared and paid dividends totaling RMB0.29 (including tax) per share. For holders of our H-share (including ADSs representing our H shares), cash dividends are declared in RMB and paid in Hong Kong dollar. The depositary of our ADSs, upon receipt of the dividend payments, will convert such proceeds into US dollar and distribute the same (with taxes and fees withheld as discussed below) to holders of our ADSs.

In accordance with applicable PRC laws and regulations, the Company is required to withhold and pay a 10% dividend tax on dividends distributed through the depositary to our ADS holders. In addition, our ADS holders are required to pay applicable service fees in relation to the distribution of cash dividends pursuant to the Deposit Agreement. Our ADS holders are entitled to a dividend of US$4.49 per ADS (each representing 100 H shares) for the year of 2021, and receive US$4.0 per ADS net of the 10% dividend withholding tax and a service fee of US$0.02 per ADS charged (twice in 2021) by the depositary. For the year of 2021, the Company paid US$47 million in total to ADS holders through the depositary.

The Company also respectfully submits that it will, starting with its 2022 Form 20-F, revise the risk factor titled “Government control of currency conversion and exchange rate fluctuation may adversely affect our operations and financial results” to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Government control of currency conversion and exchange rate fluctuation may adversely affect our operations and financial results.

We receive a significant majority of our revenues in Renminbi. A portion of such revenues will need to be converted into other currencies to meet our foreign currency needs, which include, among other things:

●	import of crude oil and other materials;

●	debt service on foreign currency-denominated debt;

●	purchases of imported equipment;

●	payment of the principals and interests of bonds issued overseas; and

●	payment of any cash dividends declared in respect of the H shares (including ADS).

The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends. Foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange. The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi. The main sources of our cash denominated in foreign currencies are our foreign currency-denominated business revenue and the conversion of Renminbi to foreign currencies. As of the date of this annual report, we have not been subject to any material restrictions in respect of our foreign exchange transactions and we have not suffered any material adverse impact on our ability to conduct our international operations in the ordinary course, pay dividends or carry out our investment plan as a result thereof. We currently have sufficient foreign currencies in cash to meet our financial obligations denominated in currencies other than Renminbi. If we become subject to more stringent foreign exchange control measures in the future that prevent us from timely obtaining funds in foreign currencies, our ability to discharge financial obligations denominated in foreign currencies in accordance with our business plans may be materially and adversely affected. Any failure to secure sufficient funds in foreign currencies may further result in our material defaulting or breaching certain covenants or agreements binding on us, prevent us from making dividend payments as planned and restrict our ability to continue or expand our investments and business operations overseas.

The exchange rate of the Renminbi against the US dollar and other foreign currencies fluctuates with market and is affected by, among other things, the changes in the PRC’s and international political and economic conditions. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. On June 19, 2010 and August 11, 2015, respectively, the People’s Bank of China (PBOC) decided to further promote the reform of exchange rate regime and enhance the flexibility of Renminbi exchange rate. The changes in foreign exchange rate will impact our cost in purchasing crude oil given the majority of our crude oil purchases are settled in foreign currencies and priced in US dollar. Besides, prices of refined oil products are guided by the PRC government and are pegged to the exchange rate of the Renminbi against the US dollar. Therefore the impact of Renminbi exchange rate fluctuation on the purchase cost of crude oil could largely be offset by the corresponding fluctuation in the prices of domestic refined oil products and chemical products.

The Public Company Accounting Oversight Board has determined that it is unable to inspect or investigate completely ..., page 8

5. We note the disclosure stating that you could be on the list of issuers identified by the Commission as subject to the Holding Foreign Companies Accountable Act (“HFCAA”). Please revise to state that you have been included in the list of issuers identified under the HFCAA. In addition, within your filing, provide more prominent disclosure regarding your identification as an issuer on this list.

The Company respectfully submits that it will, starting with its 2022 Form 20-F and to the extent applicable, revise the disclosures to state that the Company has been included in the list of issuers identified under the HFCAA, and provide prominent disclosure, as appropriate, in relation thereto.

Business Overview

Exploration and Production

Overview, page 18

6. We note your response to prior comment 7 in our letter dated September 30, 2021. To the extent the net quantities of reserves at the end of the fiscal year are not sufficient to require quantitative disclosure of the information under Subpart 229.1200 of Regulation S-K or FASB ASC 932 by geographic area, please expand your narrative disclosure to identify the individual countries located in each continent for the geographic areas located outside China, e.g. “Overseas.” Refer to FASB ASC 932-235-50-6B.

The Company respectfully submits that it will, starting with its 2022 Form 20-F, revise the disclosures under “Item 4. Information of the Company – B. Business Overview – Exploration and Production – Oil and Natural Gas Reserves” to add a narrative disclosure to identify the individual countries located in each continent for the geographic areas of its reserves located outside China. As an illustration, for the fiscal year ended December 31, 2021, the overseas reserves of the Company were located in Angola in Africa, Kazakhstan in Asia, Russia in Europe, and Columbia in South America.

Properties, page 18

7. We note your response to prior comment 6 in our letter dated September 30, 2021. Please include a statement in your filing to explain, if true, there are no material concentrations of expiring undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

The Company respectfully submits that it will, starting with its 2022 Form 20-F, revise the disclosures under “Item 4. Information of the Company – B. Business Overview – Exploration and Production – Oil and Natural Gas Reserves” to state and explain, if appropriate, whether there are material concentrations of expiring undeveloped acreage.

Exploration and Development Activities, page 23

8. We note your response to prior comment 14 in our letter dated September 30, 2021. Please expand your disclosure of the exploratory and development wells drilled during the last three fiscal years to clarify, if true, that the figures represent net wells to comply with Item 1205 of Regulation S-K.

The Company respectfully submits that it will, starting with its 2022 Form 20-F, revise the disclosures under “Item 4. Information of the Company – B. Business Overview – Exploration and Production – Exploration and Development Activities” to add a clarification note that the figures represent net wells.

Organizational Structure, page 36

9. We note the diagram added to page 37 in response to prior comment 15. Please revise to reflect the public shareholders and controlling entity ownership of China Petroleum & Chemical Corporation.

The Company respectfully submits that it will, starting with its 2022 Form 20-F, revise the diagram of the Company’s corporate structure under “Item 4. Information on the Company — C. Organizational Structure,” to show shareholding information with respect to its controlling shareholder and public shareholders as set forth below (using information as of April 15, 2022 as an illustration):

Notes:

(1)	Sinopec Group Company owns 68.8% of our total issued and outstanding share capital, including 68.3% in the form of A shares and 0.5% in the form of H shares.

(2)	Public shareholders collectively hold 10.7% of our total issued and outstanding share capital in the form of A shares.

(3)	Public shareholders collectively hold 20.5% of our total issued and outstanding share capital in the form of H shares (including H shares represented by ADSs), of which, ADS holders collectively hold, in the form of ADSs, H shares representing 0.9% of our total issued and outstanding share capital.

(4)	Our significant subsidiary under Exploration and Production segment is Sinopec International Petroleum Exploration and Production Limited.

(5)	Our significant subsidiaries under Refining and Chemicals segments are Sinopec Great Wall Energy & Chemical Company Limited, Sinopec Yangzi Petrochemical Company Limited, Sinopec Yizheng Chemical Fibre Limited Liability Company, Sinopec Lubricant Company Limited, Sinopec Qingdao Petrochemical Company Limited, Sinopec Chemical Sales Company Limited, Sinopec Beihai Refining and Chemical Limited Liability Company, ZhongKe (Guangdong) Refinery & Petrochemical Company Limited, Sinopec Qingdao Refining and Chemical Company Limited, Sinopec Hainan Refining and Chemical Company Limited, Shanghai SECCO Petrochemical Company Limited, Sinopec-SK (Wuhan) Petrochemical Company Limited, Gaoqiao Petrochemical Company Limited, Sinopec Baling Petrochemical Co. Ltd, Sinopec Shanghai Petrochemical Company Limited, and Fujian Petrochemical Company Limited.

(6)	Our significant subsidiary under Marketing and Distribution segment is Sinopec Marketing Company Limited.

(7)	Our significant subsidiaries under Others segment are Sinopec Overseas Investment Holding Limited, China International United Petroleum and Chemical Company Limited, Sinopec Catalyst Company Limited, China Petrochemical International Company Limited, and Sinopec Kantons Holdings Limited.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)

Table IV: Reserves Quantities Information, page F-78

10. We note your response to prior comment 15 in our letter dated September 30, 2021; however, the explanation of the significant changes that occurred in your total proved reserves appears to be limited to the discussion provided on page 20 through 21 for the year ended December 31, 2021.

Please expand your disclosure to provide a comparable explanation of the significant changes that occurred in your total proved reserves for each line item shown in the reserves reconciliation and for each of the periods presented, including the years ended December 31, 2020 and 2019, to comply with FASB ASC 932-235-50-5 and Instruction 1 to Item 302(b) of Regulation S-K. As part of your response, please submit an illustration of the proposed revisions to your disclosure.

The Company respectfully submits that it will, starting with its 2022 Form 20-F, revise the disclosures under “Item 4. Information of the Company – B. Business Overview – Exploration and Production – Oil and Natural Gas Reserves” to provide an explanation for the significant changes that occurred to total proved reserves for three consecutive preceding years. An illustration of the proposed revisions covering the fiscal years of 2019, 2020 and 2021 is set forth below:

During the year of 2021, our proved crude oil reserves and proved crude oil reserves of our equity method investees increased by 207.96 million barrels, as a result of:

●	an upward revision of previous estimate by 241.83 million barrels, comprising an upward revision of 297.16 million barrels due to increased crude oil price, an upward revision of 14.99 million barrels due to infill drilling, an upward revision of 25.61 million barrels due to the extension of our existing licenses, and an upward revision of 6.60 million barrels due to improved production performance, partially offset by a downward revision of 102.53 million barrels due to the increase in cost;

●	an increase of 127.76 million barrels by reason of the adoption of technologies and methods such as gas displacement and chemical displacement;

●	an increase of 111.66 million barrels due to the extension of and new discoveries in the Chengdao oil field and Shunbei oil and gas field; and

●	a decrease of 273.29 million barrels due to production activities.

During the year of 2021, our proved natural gas reserves and proved natural gas reserves of our equity method investees increased by 265.62 billion cubic feet, as a result of:

●	a decrease of 1,111.21 billion cubic feet due to production activities;

●	an upward revision of previous estimate by 662.30 billion cubic feet of proved natural gas reserves, comprising an increase of 149.59 billion cubic feet resulting from an increase in oil and gas price, an increase of 227.67 billion cubic feet due to improved production performance, an increase of 56.65 billion cubic feet due to the addition of compression for gas wells, an increase of 120.01 billion cubic feet due to the adoption of refracturing, and an increase of 155.45 billion cubic feet due to infill drilling, partially offset by a decrease of 47.07 billion cubic feet due to increase in cost;

●	an increase of 36.28 billion cubic feet by reason of the adoption of improved recovery techniques; and

●	an increase of 678.25 billion cubic feet due to the extension and new discoveries in Puguang gas field, Weirong gas field and Yongchuan gas field.

During the year of 2020, our proved crude oil reserves and proved crude oil reserves of our equity method investees decreased by 198.35 million barrels, as a result of:

●	a downward revision of previous estimate by 149.36 million barrels due to a downward revision of 293.19 million barrels due to reduced crude oil price, partially offset by an upward revision of 62.54 million barrels due to cost control, an upward revision of 8.87 million barrels due to infill drilling, an upward revision of 66.08 million barrels due to improved production performance, and an upward revision of 6.35 million barrels due to the extension of oversea licenses;

●	an increase of 100.33 million barrels resulting from the application of improved recovery techniques such as gas displacement and chemical displacement;

●	an increase of 130.90 million barrels due to the extensions and new discoveries in Tahe oil field, Shunbei oil and gas field, Chunfeng oil field, Angola Block 18, etc.; and

●	a decrease of 280.22 million barrels due to production activities.

During the year of 2020, our proved natural gas reserves and proved natural gas reserves of our equity method investees increased by 965.58 billion cubic feet, as a result of:

●	an upward revision of previous estimate by 835.26 billion cubic feet, comprising an upward revision of 40.94 billion cubic feet due to cost control, an upward revision of 168.96 billion cubic feet due to improved production performance, an upward revision of 59.61 billion cubic feet due to the application of techniques such as adding compression for gas wells, an upward revision of 127.55 billion cubic feet due to the application of techniques such as re-fracturing, an upward revision of 474.23 billion cubic feet due to infill drilling, and an upward revision of 1.73 billion cubic feet due to the extension of oversea licenses, partially offset by a downward revision of 37.76 billion cubic feet due to the decrease in gas price;

●	an increase of 31.69 billion cubic feet resulting from the application of improved recovery techniques;

●	an increase of 1,170.96 billion cubic feet due to the extension and new discoveries in Chuanxi gas field, Dongsheng gas field, Weirong gas field and others; and

●	a decrease of 1,072.33 billion cubic feet due to production activities.

During the year of 2019, our proved crude oil reserves and proved crude oil reserves of our equity method investees increased by 74.08 million barrels, as a result of:

●	an upward revision of previous estimate by 96.27 million barrels, comprising an upward revision of 22.58 million barrels due to infill drilling, an upward revision of 9.22 million barrels due to the change of participating interest, an upward revision of 93.73 million barrels due to improved production performance, and an upward revision of 35.99 million barrels due to cost control, partially offset by a downward revision of 65.25 million barrels due to the decrease in crude oil price;

●	an increase of 139.46 million barrels by reason of the adoption of technologies and methods such as gas displacement and chemical displacement;

●	an increase of 122.56 million barrels due to the extension of and new discoveries in the Shunbei oil and gas field, Chunfeng oil field, Bonan oil field; and

●	a decrease of 284.21 million barrels due to production activities.

During the year of 2019, our proved natural gas reserves and proved natural gas reserves of our equity method investees increased by 418.74 billion cubic feet, as a result of:

●	a decrease of 1,047.47 billion cubic feet due to production activities;

●	an upward revision of previous estimate by 554.35 billion cubic feet of proved natural gas reserves, comprising an increase of 6.54 billion cubic feet resulting from an increase in gas price, an increase of 116.56 billion cubic feet due to improved production performance, an increase of 65.29 billion cubic feet due to the addition of compression for gas wells, an increase of 83.41 billion cubic feet due to the adoption of re-fracturing, and an increase of 288.52 billion cubic feet due to infill drilling, partially offset by a decrease of 5.97 billion cubic feet due to the increase in cost;

●	an increase of 36.75 billion cubic feet by reason of the adoption of improved recovery techniques; and

●	an increase of 875.12 billion cubic feet due to the extension and new discoveries in West Sichuan, Shunbei and other gas fields.

Table V: Standardized Measure of Discounted Future Net Cash Flows, page F-81

11. We note your response to prior comment 17 in our letter dated March 31, 2022, and your standardized measure restatement of the future development costs attributable to China for the years ended December 31, 2019 and December 31, 2020 to include future cash flows related to asset retirement costs; however, your disclosure does not confirm that these same costs, including such costs related to your proved undeveloped locations, are included for the year ended December 31, 2021. Please expand your disclosure to confirm the inclusion of asset retirement costs for the year ended December 31, 2021 pursuant to the requirements in FASB ASC 932.

Please note that disclosure of the standardized measure and each of the individual line items, and the related components specific to the calculation of the measure, are required pursuant to FASB ASC 932-235-50-31 parts a through f. Furthermore, the definition of “Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves” referencing FASB ASC 932-235-50-30, 50-31, and 55-6 under Amendments to the XBRL Taxonomy in the Accounting Standards Update, Extractive Activities-Oil and Gas (Topic 932) does not specify that selected costs may be excluded in the calculation based on a preconditioned outcome or impact based on materiality.

Furthermore, the requirement to include the costs to abandon your properties pursuant to FASB ASC 932 is consistent with the guidance provided by the Division of Corporation Finance in the letter dated February 2004 to registrants primarily engaged in the production of oil and gas regarding the preparation of their filings with the Commission. The letter indicates the staff believes that “an entity should include the future cash flows related to the settlement of an asset retirement obligation in its standardized measure disclosure.” The letter also indicates that “the requirement to disclose “net cash flows” relating to an entity’s interest in oil and gas reserves [pursuant to FASB Statement No. 69, paragraph 30] requires an entity to include the cash outflows associated with the settlement of an asset retirement obligation” and that “the exclusion of the cash flows associated with a retirement obligation would be a departure from the required disclosure.”

Accordingly, we are not in agreement with the conclusion set forth in your prior response that you must include the cost to abandon your properties only under certain predetermined conditions, such as when the deviation is significantly in excess of 5%. Omitting your costs is inconsistent with the required disclosure in FASB ASC 932.

The Company respectfully submits that it included asset retirement costs in its future cash flows for the year ended December 31, 2021 and will include future cash flows related to asset retirement costs in the disclosure going forward. In addition, the Company respectfully submits that it will, starting with its future annual reports on Form 20-F, expand the disclosure to confirm the inclusion of asset retirement costs.

*          *          *

Please contact Alpine Wu, at (832) 834-2431 or alpinewu@sinopec.com if you have any questions. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Shou Donghua

Name:	Shou Donghua

Title:	Chief Financial Officer